Exhibit 21.1

LIST OF SUBSIDIARIES

Name of Subsidiary	Jurisdiction of Organization
K-Sea OLP GP LLC	Delaware
K-Sea Operating Partnership L.P.	Delaware
K-Sea Transportation Inc.	Delaware
Norfolk Environmental Services, Inc.	Delaware
Inversiones Kara Sea SRL	Venezuela
K-Sea Acquisition1, LLC	Delaware
K-Sea Acquisition2, LLC	Delaware